GOLDMAN SACHS (ASIA) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Private and Confidential

April 17, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Simcere Pharmaceutical Group
Registration Statement on Form F-1
(Registration File No. 333-141539)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to distribute the preliminary prospectus dated March 23, 2007 for the offering by Tuesday, April 17, 2007, approximately as follows:

2,328 copies to 4 prospective underwriters

7,654 copies to institutional investors

140 copies to 2 prospective dealers

9 copies to 3 rating services

1 copy to 1 individual

18 copies to 8 others

Total:   10,150

In addition, on April 17, 2007, we made an electronic distribution of the free writing prospectus dated April 16, 2007 (which was filed under EDGAR on the same date) in an effort to reach all of the recipients of the preliminary prospectus.

On April 11, 2007, the National Association of Securities Dealers, Inc. granted a “No Objections” opinion in respect of this offering.

We confirm that we, in our capacity as representative of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Simcere Pharmaceutical Group for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 11:00 a.m., New York City time, on April 19, 2007, or as soon thereafter as practicable.

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Securities and Exchange Commission

Very truly yours, As representative of the several Underwriters

By:	GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Steven D. Winegar
Name: Steven D. Winegar
Title: Executive Director and Senior Counsel